Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hawaiian Ola Brewing Corporation
74-5598 Luhia St
Kailua Kona, HI 96740
https://www.olabrewco.com/

Up to $1,069,875.00 in Class A Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hawaiian Ola Brewing Corporation
Address: 74-5598 Luhia St, Kailua Kona, HI 96740
State of Incorporation: HI
Date Incorporated: December 22, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Class A Common Stock
Offering Maximum: $1,069,875.00 | 475,500 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $225.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

$250+ | A pint on the house!

Invest $250 and receive an exclusive Ola Brew Pint glass.

$500+ | Ola Brew Swag

Invest $500 and receive an exclusive pint glass and t-shirt.

$1,000+ | 10% off for life!

Invest $1,000 and receive 10% off discount for life at our taproom, hydro flask, and all lower-tier perks.

$2,500+ | 3% Bonus Shares

Invest $2,500 and receive 3% bonus shares and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks

$10,000+ | 8% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks.

<u>The 10% Bonus for StartEngine Shareholders</u>

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Hawaiian Ola Brewing Corporation dba Ola Brew is a community and employee-owned brewery, located in Kailua-Kona, on the beautiful island of Hawaii. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands.

Ola Brew sells its retail products in over 650 retail accounts in Hawaii. These products include Ola IPA, Ma'a Island Lager, Kona Gold, Pineapple Cider Ola Hard Seltzer, Hawaiian Ginger Ola Hard Seltzer, Hawaiian Lemongrass Ola Hard Seltzer, Hawaiian Lemon Lime Ola Hard Seltzer, and Hawaiian Hibiscus Lavender. Ola Brew also sells specialty canned brews in the "Ola Brew Taproom." These specialty brews include all of the above plus Da Hazy Light, A'a IPA Lilikoi Lime Milkshake IPA, Grapefruit Double IPA, Kiawe Ale Kiawe, Vanilla Porter, Russian Imperial Milk Stout, Dragonfruit Lychee Cider, and Tangelo Cider. In addition to the specialty brews, our taproom also offers the following list on draft: Altbier Pa'a Pale Ale, Mo Hazy Hazy Brut, Triple IPA, Strong Ale, Ginger Cider, and White Pineapple Cider.

We originally incorporated Hawaiian Ola Brewing Corporation with a dba "Hawaii Cider Co." with the intention of only brewing ciders. After our team took an in-depth look at the market, we decided to bring beers to market, in addition to craft ciders, therefore creating a more inclusive dba, "Ola Brew". Most recently we've brought hard seltzers to market, Ola Hard Seltzer.

Competitors and Industry

Currently, Ola Brew's focus is on its Ola Hard Seltzer products as it is approximately 75% of the company's overall packaged sales. We have chosen to focus on competitors in the seltzer industry as it relates to our core business. Competitors include Whiteclaw, Truly, and other craft Hard Seltzers.

According to an S&P Global Sales Market Intelligence report, sales of hard seltzer have been trending upward in the last year, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching $4.7B in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold!

Current Stage and Roadmap

We currently brew and package all of our products at our facility in Kailua-Kona that has the capacity to produce 40,000BBLS per year. Our goals are driven by creating a

greater demand for locally sourced ingredients which will, in turn, propel growth and circulation of the agricultural economy. By using our business as a force for good, Ola Brew will continue to push our products to new regions all the while purchasing more and more responsibly grown produce from our local farms.

Since our inception, Ola Brew has fueled our creativity in product development from two major areas, the unique ingredients that grow in abundance in Hawaii and serving the wants and needs of our consumers. Organic growth in product development and expansion to new regions is secured by the strength in the consumer demand of Ola Brew.

Ola Brew has 25+ beers, ciders, and hard seltzers in rotation at our taproom depending on fruits and botanicals that are in season. However, over the last year since our Ola Hard Seltzer launch, these newbies in our line-up have stolen the show! Prior to the launch of hard seltzers, our IPA was our highest selling package throughout Hawaii, and now our Organic Ginger Hard Seltzer sells triple the amount with ease. We have just launched our hard seltzers exclusively in Whole Foods Southern, CA, after being the top-selling seltzer in our local Hawaii Whole Foods Markets. Given that these products encourage higher margin and a greater positive impact on Hawaii farmers, we are listening to our market and building on what sells, the beyond beer category.

In 2020 Ola Brew has seen a benefit to focus on building out our packaged product lines. With consumer habits weighing heavily on retail spending rather than on-premise bars and restaurants, we have packaged the majority of our taproom specific products in preparation to sell them in 4pack and 6packs. We recently upgraded our production facility to support increased efficiencies in canning equipment. With this fundraise we can answer the urgent cries from our Continental US consumer base to bring our hard seltzers and more beyond beer products to market and to new regions.

The Team

Officers and Directors

Name: Brett Jacobson

Brett Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 22, 2015 - Present
  Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.

- **Position:** Director
  Dates of Service: December 22, 2015 - Present
  Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Business Development, Fundraising, Compliance

- **Position:** Director of Marketing and Sales
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Marketing and Sales Strategy, Brand Development

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Representing Shareholders as a director on the board.

Name: Yvette Miller

Yvette Miller 's current primary role is with Hawaiian Ola Brewing Corporation dba Ola Brew . Yvette Miller currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Provides compliance support to the board of directors and the company.

Other business experience in the past three years:

- **Employer:** PromoCo.
  Title: Accountant,
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Accounting, book-keeping , payroll, tax return prep

Other business experience in the past three years:

- **Employer:** Hawaiian Ola Brewing Corporation dba Ola Brew
  Title: Accountant
  Dates of Service: December 10, 2017 - Present
  Responsibilities: accounting, payroll, tax-prep

Name: Derek Pittman

Derek Pittman 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Facility Management

- **Position:** Director
  Dates of Service: December 05, 2019 - Present
  Responsibilities: Represent the Shareholders, Director on the Board.

Name: John Hays

John Hays's current primary role is with Cox Communicatioins. John Hays currently services 1hr/week at Ola Brew, Full time at Cox Communication hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Director on the Board.

Other business experience in the past three years:

- **Employer:** Cox Communicatioins
  Title: VP of Sales Strategy and Performance
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Sales Strategy and Management

Name: Chris Gayde

Chris Gayde's current primary role is with Ascendiant Capital Markets, LLC. Chris Gayde currently services 1hr/week at Ola Brew, Full time at Primary Job hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Provide insight to Ola Brew Executives with the best interest of Shareholders in mind, Director on the Board.

Other business experience in the past three years:

- **Employer:** Ascendiant Capital Markets, LLC
  Title: Managing Director
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Executive Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business.

The alcoholic beverage section is highly competitive.
The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.
Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—

these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.
A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brett Jacobson	1,380,000	Class A Common Stock	19.33
Brett Jacobson	300,000	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 475,500 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 9,700,000 with a total of 4,652,790 outstanding.

Voting Rights

Each holder of Class A Common Stock is entitled to one (1) vote for each share of Class A Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Dividend Rights</u>

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

<u>Liquidation Rights</u>

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Class B Common Stock

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

Each holder of Class B Common Stock is entitled to ten (10) votes per share, notice of any shareholders' meetings in accordance with the Bylaws of the Corporation and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

<u>Dividend Rights</u>

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

<u>Liquidation Rights</u>

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurance of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Series A Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,736,933 outstanding.

Voting Rights

Holders of Series A Preferred Stock shall have the same voting rights as the holders of Class A Common Stock. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock could be converted.

Material Rights

Dividend Rights

The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preferenced to any declaration or payment of any dividend at the rate of $0.02 per share on each outstanding share of Series A Preferred Stock. Please refer to Exhibit F of this offering for further details.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equl to $2.00 er share for each share of Series A Preferred Stock then held by them. Please refer to Exhibit F of this offering for further details.

Conversion Rights

The holders of the Series A Preferred Stock shall have conversion rights as detailed in Exhibit F of this offering.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Build out and launch facility and taproom
  Date: May 01, 2016
  Offering exemption relied upon: Reg. D 504

- **Type of security sold:** Convertible Note
  Final amount sold: $495,000.00
  Use of proceeds: Operating expenses, equipment, marketing, facilities.
  Date: May 01, 2017
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $211,315.00
  Use of proceeds: Expanding taproom, facility, and launching new products.
  Date: June 01, 2018
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note

Final amount sold: $140,906.00
Use of proceeds: Expanding taproom, facility, and launching new products.
Date: May 01, 2019
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
Final amount sold: $2,420,000.00
Use of proceeds: Expanding taproom, facility, and launching new products.
Date: May 08, 2019
Offering exemption relied upon: 506(c)

- **Name:** Preferred Series A
Type of security sold: Equity
Final amount sold: $1,333,000.00
Number of Securities Sold: 666,500
Use of proceeds: Expanding Production capacity, Updating Brewery Equipment (New canning line, carton-erector) Operating Expenses, Distillery Buildout
Date: July 18, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation multiplier is most often defined by a combination of the volume of products sold and year over year growth. In our first two and a half years, our goal has been to increase the share value in the company. In order to support organic growth and saturating Hawaii and launching in the continental US Market, we have invested in additional tanks and more efficient packaging equipment to support. Therefore we have focused our efforts and capital spending on growth rather than immediate profits.

Year ended December 31, 2019 compared to year ended December 31, 2018

Gross Revenue:

Gross revenues increased 138% from $1,493,279 in 2018 to $3,550,668 in 2019, and Cost of Good Sold went from $1,138,913 in 2018 to $2,828,147 in 2019, causing increase in gross margin from $354,366 in 2018 to $722,5521 in 2019. The increase in revenues year over year was due to increased demand for our product statewide, and new products launched within the year. Increased expenses were due to growing our staff to support production and marketing expenses.

Cost of Sales:

The cost of sales in 2019 was $2,828,147, an increase of 148% from costs of $1,138,913 in the fiscal year 2018. This increase in the cost of our sales was due to the added volume of packaged goods/products sold in retail stores and expanding our packaged product lines with more options for consumers and to more locations.

Gross Margins:

2019 gross revenue increased by $2,057,389 over 2018 gross revenue and gross margins as a percentage of revenues decreased from 24% in 2018 to 21% in 2019. This margin decreased due to the increase in packaged goods sold through a distributor, which otherwise would be seen as an increase in our expenses if we were to vertically integrate distribution through Ola Brew. With this distributor partnership, we have an increased reach to saturate retail sales throughout Hawaii, which is attributed to our overall company sales.

Expenses:

The Company's expenses consist of operating costs and sales and marketing efforts. Expenses in 2019 were $1,884,343 and increased by 59% from 2018, that was $1,185,900. So, comparing our percentage of growth in sales and in expenses, we were able to grow 138% while only increasing our expenses by 59%. This was achieved by increased efficiencies in production and streamlining our marketing and sales efforts.

Historical results and cash flows:

December 31st, 2019 we had $152,873 cash on hand which was increased from 2018 where we had $152,324. The increase was due to better-established operating standards that allow us to produce more products with the same team.

When creating beverages, we are looking at the reality of our products always using locally grown ingredients, therefore work with what grows well and sustainably in our island environment. Given that our rapidly growing seltzer sales are using reasonably priced and responsibly grown ingredients, this always helps with our bottom line and cash flow.

With the installation of a new canning line and carton erector, we see cash flows and operating costs continuing to improve.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, we have $395,274.59 of cash on hand as of August 18th, 2020.

We also have several loans that have not matured:

Ascentium

As of January 22, 2019, the Company received a loan from Ascentium in the amount of $10,751. The loan carries an interest rate of 9.043% and matures after 3 years on January 1, 2022. As of December 31, 2019, the loan has an outstanding balance of $8,086. An amount of $3,865 is classified as current and the remaining portion is classified as non- current.

Bank of Hawaii

As of Jun 2, 2019, the Company received a loan from Bank of Hawaii in the amount of $18,600. The loan carries an interest rate of 8% and matures on September 2023. As of December 31, 2019, the loan has an outstanding balance of $17,160 and accrued interest in the amount of $267. An amount of $6,216 is classified as the current portion while the remaining balance is classified as a non-current portion.

CITI Bank - ABS Loan

As of August 25, 2019, the Company received a loan from Citi Bank – ABS Loan in the amount of $20,000. The loan carries an interest rate of 7.27% and matures on August 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $13,966, including accrued interest of $472. An amount of $4,210 is classified as current while the remaining portion is classified as non-current.

CITI Bank

As of January 1, 2019, the Company received a loan from Citi Bank in the amount of $30,000. The loan carries an interest rate of 11.20% and matures on January 1, 2024. As of December 31, 2019, the loan has an outstanding balance of $20,422, including accrued interest of $2,882. An amount of $4,837 is classified as current while the remaining portion is classified as non-current.

CITI Bank

As of April 25, 2019, the Company received a second loan from Citi Bank in the amount of $24,000. The loan carries an interest rate of 10.22% and matures on April 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $15,170, including accrued interest of $1,537. An amount of $5,041 is classified as current while the remaining portion is classified as non-current.

Navitas Credit Corp

As of February 23, 2018, the Company received a loan from Navitas Credit Corp in the amount of $24,500. The loan doesn't have an interest rate and matures on February 23, 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $2,653 and $12,190 respectively. The loan is classified as a short-term liability.

Pinnacle

As of August 5, 2018, the Company received a loan from Pinnacle in the amount of $149,500. The loan carries an interest rate of 15.04% and matures on August 5, 2023. As of December 31, 2019, and December 31, 2018, the loans have an outstanding balance of $93,370 and $119,838, including accrued interest of $27, 303, and $7,371 respectively. The amounts of $26,467 and $22,791 were classified as current, while the remaining portion was classified as non-current, as of December 31, 2019, and 2018 respectively.

John Hayes

As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

John Hayes

As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of December 31, 2019, the loan has an outstanding balance of $152,000, including accrued interest is $2,000. An amount of $62,000 is classified as the current portion, while the remaining amount is classified as a non-current portion.

Vernon Oi.

During 2018 the Company received a loan from Vernon Toshaki Oi in the amount of $255,000. The loan carries an interest rate of 4% and matures in September 2023. Monthly payment in the amount of $10,000 on this loan will start in May 2021. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $269,988 and $259,788, including accrued interest in the amount of $14,988 and $4,788 respectively. The loan has been classified as non-current.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on this platform will help to excel in the growth of Ola Brew however

not critical to our operations. Without this crowdfunding, we have other outlets to raise the necessary capital or slow down growth and focus on break-even.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company if we want to continue the growth trajectory that we have maintained since our inception and have the potential to continue. If we do not raise the funds from this campaign, the viability of our company will not be tarnished. However, we will adjust our growth strategy to slower and more conventional growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we will adjust our launch schedule of new products to reduce the amount and continue to saturate current markets.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal, we will be able to hit our growth trajectory by pushing marketing and sales efforts in new regions as well as launching new products in current and new regions. With a maximum fundraise we will hit break-even and will choose to raise capital when necessary in order to push extreme growth as we have done in our first two years of growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to raise funds through equity crowdfunding, as that model is baked into the DNA of our company. We want to share our successes with our community of shareholders and can do so by continuing to create and launch new products and growing our footprint nationally.

Indebtedness

- **Creditor:** Citibank
  Amount Owed: $15,208.27
  Interest Rate: 7.27%
  Maturity Date: August 25, 2023

As of August 25, 2019, the Company received a loan from Citi Bank – ABS Loan in the amount of $20,000. The loan carries an interest rate of 7.27% and matures on August 25, 2023. As of Sept. 25th, 2020 the current balance on the loan is $15,208. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** Ascentium Capital
  Amount Owed: $5,471.00
  Interest Rate: 9.043%
  Maturity Date: January 01, 2022
  As of January 22, 2019, the Company a received a loan from Ascentium in the amount of $10,751. The loan carries an interest rate of 9.043% and matures after 3 years on January 1, 2022. As of Sept 25, 2020, the loan has an outstanding balance of $5,471. An amount of $3,865 is classified as current and the remainder portion is classified as non- current. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** Citibank
  Amount Owed: $21,133.00
  Interest Rate: 11.2%
  Maturity Date: January 01, 2024
  As of January 1, 2019, the Company received a loan from Citi Bank in the amount of $30,000. The loan carries an interest rate of 11.20% and matures on January 1, 2024. As of Sept. 25th 2020, the loan has an outstanding balance of $21,133. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** Pinnacle Capital
  Amount Owed: $100,445.00
  Interest Rate: 15.04%
  Maturity Date: August 05, 2023
  As of August 5, 2018, the Company received a loan from Pinnacle in the amount of $149,500. The loan carries an interest rate of 15.04% and matures on August 5, 2023. As of September 25th, 2020 the current balance on the loan is $100,445. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** John Hays
  Amount Owed: $135,762.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2020
  As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

- **Creditor:** John Hays
  Amount Owed: $170,000.00

Interest Rate: 24.0%

Maturity Date: November 01, 2020

As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of September 25th, 2020 the current balance on this loan is $170,000.

- **Creditor:** Bank of Hawaii
  Amount Owed: $15,208.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2023
  As of Jun 2, 2019, the Company received loan from Bank of Hawaii in the amount of $18,600. The loan carries an interest rate of 8% and matures on September 2023. As of December 31, 2019, the loan has an outstanding balance of $15,208 and accrued interest in the amount of $267. An amount of $6,216 is classified as current portion while the remaining balance is classified as non-current portion. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** Vernon Oi
  Amount Owed: $276,788.00
  Interest Rate: 4.0%
  Maturity Date: May 01, 2021
  During 2018 the Company received a loan from Vernon Toshaki Oi in the amount of $255,000. The loan carries and interest rate of 4% and matures on September 2023. A monthly payment in the amount of $10,000 on this loan will start on May 2021. As of September 25th 2020, December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $276,788, $269,988 and $259,788, including accrued interest in the amount of $21,788, $14,988 and $4,788 respectively. The loan has been classified as non-current. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** First Hawaiian Bank - Pay Check Protection Plan
  Amount Owed: $400,915.00
  Interest Rate: 1.0%
  Maturity Date: April 23, 2022
  Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. The unforgiven amount, if any, matures in April 2022 and accrues interest at 1% annual percentage rate with principal and interest payments starting in November 2020.

- **Creditor:** SBA - Economic Injury Disaster Loan
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2030
  Under the terms of the EIDL program, the loan will mature in May 2030 and

accrues interest at 3.75% annual percentage rate with principal and interest payments starting in June 2021.

- **Creditor:** Citibank
  Amount Owed: $16,592.00
  Interest Rate: 10.22%
  Maturity Date: April 25, 2023
  As of April 25, 2019, the Company received a second loan from Citi Bank in the amount of $24,000. The loan carries an interest rate of 10.22% and matures on April 25, 2023. As of September 25th, 2020 the current balance on the loan is $16,592. On Exhibit F, this is classified as Term Notes Payable.

- **Creditor:** Matthew Brill
  Amount Owed: $148,057.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2020
  As of June 1, 2019, the Company received a loan from Brill in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of Sept 25th, 2020 our current balance is $148,057. On Exhibit F, this is classified as Term Notes Payable.

Related Party Transactions

- **Name of Entity:** Dragononi, Inc.
  Names of 20% owners: The Company and Dragononi, Inc. share certain officers.
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company had receivables in the amount of $158,184 and $111,874 due from Dragononi as of December 31, 2019 and December 31, 2018, respectively.
  Material Terms:

- **Name of Entity:** John Hays
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company has notes payable outstanding with a shareholder, who was subsequently elected to the Board of Directors. The Company currently has two outstanding notes payable: (1) $135,762 owed as of December 31, 2019, and, (2) $170,000 owed as of September 25, 2020.
  Material Terms: As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability. As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from

November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of September 25th, 2020 the current balance on this loan is $170,000.

Valuation

Pre-Money Valuation: $19,551,876.80

Valuation Details:

When either being acquired or selling a portion of their business, craft breweries commonly use a valuation multiplier based on their annual production in barrels of beer/product. What the craft beer industry has seen in 2019 is valuations between $1,000 and $1,500 per barrel. Dogfish Head was acquired by Boston beer company for $300,000,000 when their annual production was about 277,000 barrels giving them a valuation of about $1,100 per barrel. Dogfish head had a YOY growth rate of less than 1% for the prior 2 years of this deal. Ola Brew grew over 130% in 2019. We feel that a fair valuation of $1,500 per barrel is conservative. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  32.16%
  Launching new products in Hawaii and throughout the US

- *Facility Expansion*
  42.18%
  Expanding facility capacity to support new markets

- *Marketing*
  22.16%
  Marketing and sales

If we raise the over allotment amount of $1,069,875.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  22.18%

We will continue creating products in the beyond beer space that focus on using more and more ingredients grown responsibly in Hawaii

- *Facility Expansion*
  24.16%
  In order to continue growing our brand across the US we need to keep up with production capacities. This means more fermenters and brite tanks!

- *Sales and Marketing to New Regions*
  30.16%
  This money will be used for marketing and sales to new regions

- *New Taproom*
  20.0%
  This will. be used to build a new taproom

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.olabrewco.com/ (olabrewco.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ola-brew

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hawaiian Ola Brewing Corporation

[See attached]

Financial Statements and Report of Independent
Certified Public Accountants

Hawaiian Ola Brewing Corporation

December 31, 2019 and 2018

Contents



Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders,
Hawaiian Ola Brewing Corporation:

We have audited the accompanying financial statements of Hawaiian Ola Brewing Corporation, (the "Company") which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Ola Brewing Corporation, as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Emphasis of a Matter - Adoption of Accounting Standards Codification ("ASC") No. 606
As discussed in Note 2 to the financial statements, the Company adopted ASC No. 606, *Revenue from Contracts with Customers*, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019, are presented under ASC No. 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC No. 605. Our conclusion is not modified with respect to this matter.

Verity CPAs

September 14, 2020

Hawaiian Ola Brewing Corporation

BALANCE SHEETS

As of December 31,

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 152,837	$ 152,324
Accounts receivable, trade	308,409	125,217
Accounts receivable, related parties	205,822	112,570
Inventories	324,072	153,889
Prepaid expenses and other current assets	42,383	18,564
Total current assets	1,033,523	562,564
PROPERTY AND EQUIPMENT, net	1,681,152	1,703,832
TOTAL ASSETS	$ 2,714,675	$ 2,266,396
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 511,046	$ 88,797
Accrued expenses	257,538	171,344
Notes payable, current portion	4,692,359	1,589,910
Total current liabilities	5,460,943	1,850,051
NOTES PAYABLE, less current portion	570,589	2,337,877
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	6,031,532	4,187,928
STOCKHOLDERS' DEFICIT		
Common stock	41,421	11,445
Preferred stock	125,000	-
Accumulated deficit	(3,436,828)	(1,932,977)
	(3,270,407)	(1,921,532)
Treasury stock	(46,450)	-
Total stockholders' deficit	(3,316,857)	(1,921,532)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,714,675	$ 2,266,396

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENTS OF OPERATIONS

For the year ended December 31,

	2019	2018
REVENUES, net	$ 3,550,668	1,493,279
COSTS OF GOODS SOLD	(2,828,147)	(1,138,913)
Gross profit	722,521	354,366
OPERATING EXPENSES:		
Payroll and payroll related expenses	1,077,330	598,010
Selling, general, and administrative	807,013	587,890
Total operating expenses	1,884,343	1,185,900
LOSS FROM OPERATIONS	(1,161,822)	(831,534)
OTHER INCOME (EXPENSES):		
Other income	38,517	250
Interest expense	(380,546)	(254,701)
Total other expenses, net	(342,029)	(254,451)
LOSS BEFORE TAXES	(1,503,851)	(1,085,985)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (1,503,851)	$ (1,085,985)

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

For the two-years ended December 31, 2019

| | Class A Common Stock | | Class B Common Stock | | Series A Preferred Stock | | Accumulated | |
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Total
Balance at January 1, 2018	4,135,000	$ 3,135	-	$ -	-	$ -	$ (846,992)	$ (843,857)
Stock issuances	852,030	8,520	-	-	-	-	-	8,520
Stock repurchases	(210,000)	(210)	-	-	-	-	-	(210)
Net loss	-	-	-	-	-	-	(1,085,985)	(1,085,985)
Balance at December 31, 2018	4,777,030	11,445	-	-	-	-	(1,932,977)	(1,921,532)
Stock issuance	569,760	33,576	300,000	300	62,500	125,000	-	158,876
Stock repurchases	(615,000)	(3,900)	-	-	-	-	-	(3,900)
Net loss	-	-	-	-	-	-	(1,503,851)	(1,503,851)
Balance at December 31, 2019	4,731,790	$ 41,121	300,000	$ 300	62,500	$ 125,000	$ (3,436,828)	$ (3,270,407)

The accompanying notes are an integral part of this financial statement.

Hawaiian Ola Brewing Corporation

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,503,851)	$ (1,085,985)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	15,692	-
Depreciation	515,344	289,954
Changes in assets and liabilities:		
Accounts receivable, trade	(198,884)	(123,707)
Accounts receivable, related parties	(93,252)	(98,495)
Inventories	(170,183)	(65,375)
Prepaid expenses and other current assets	(23,819)	(10,905)
Accounts payable	422,249	49,089
Accrued expenses	86,194	168,315
Deferred revenue	-	(23,272)
Net cash used in operating activities	(950,510)	(900,381)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(492,664)	(839,515)
Net cash used in investing activities	(492,664)	(839,515)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	1,335,161	1,696,783
Proceeds from issuance of preferred stock	125,000	-
Proceeds from issuance of common stock	33,876	8,520
Repurchase of common stock	(50,350)	(210)
Net cash provided by financing activities	1,443,687	1,705,093
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	513	(34,803)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	152,324	187,127
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 152,837	$ 152,324
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – COMPANY BACKGROUND

Organization and nature of operations

Hawaiian Ola Brewing Corporation ("the Company") was formed on December 22, 2015, in the State of Hawaii. The Company's operations consist of a microbrewery that produces, packages, and distributes a variety of craft beer and cider styles; and a craft pub that serves alcoholic and non-alcoholic beverages and food to the public.

Ola Brew is a community and employee-owned brewery, located in Kailua-Kona, on the island of Hawaii. The Company serves its community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by island farmers. The diversity of our facility and the ingredients available allow the Company to innovate while creating a flavor that is authentically anchored to the islands.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied consistently in the preparation of the accompanying financial statements follows.

Basis of presentation – going concern

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the going concern basis of accounting and is dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these financial statements in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification Topic No. 205-40, *Presentation of Financial Statements—Going Concern*.

The Company incurred losses of $1,503,851 and $1,085,985 and had negative cash flows from operations of $950,510 and $900,381 for the years ended December 31, 2019 and 2018, respectively, and had an accumulated deficit of $3,316,857, as of December 31, 2019. The Company's principal sources of liquidity have historically been from operations, investor notes, and equity contributions. The Company's internal plans and forecasts indicate that it will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months. The Company intends to satisfy its current and future working capital and debt service obligations through the issuance of investment notes and the expansion of operations.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019 and 2018, there were no uninsured bank balances.

Accounts receivable, trade

Accounts receivables are recorded at the invoiced amount and do not accrue interest. Accounts receivable consists of receivables due from sales of its craft beer and ciders.

It is the Company's policy to provide for an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was not an allowance for doubtful accounts as of December 31, 2019 and 2018. Bad debt expenses were $15,692 and $0 for the years ended December 31, 2019 and 2018, respectively.

Inventories

Inventories consist of raw materials, production supplies, and merchandise. The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Property and equipment

The Company's property and equipment primarily consists of production and packaging equipment. These items include fermenters, a bottling line, walk-in refrigeration system, keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and draft beer dispensing system, as well as, leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets are as follows.

Brewery, restaurant, and tap room equipment	5 years
Buildings and improvements	39 years
Furniture and office equipment	5 years
Vehicles	5 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Long-lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset. No such event occurred during the years ended December 31, 2019 and 2018.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* which was adopted on January 1, 2019, using the modified retrospective method. The adoption of this guidance in 2019 did not have a significant impact to the Company's core revenue generating activities.

The Company's sources of revenues are as follows for the years ended December 31:

	2019	2018
Beer, cider, and seltzer sales	$ 1,910,515	$ 595,174
Restaurant and tap room	1,378,584	707,511
Merchandise and tours	261,569	190,594
	$ 3,550,668	$ 1,493,279

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft beer and cider. These costs include brewing materials, such as barley, hops, various grains, and fruits. Packaging materials, such as glass bottles, cardboard, and paper are also included in our cost of goods sold. Additionally, the Company's cost of goods sold includes both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, warehousing costs, purchasing and receiving costs, depreciation, promotional packaging, other manufacturing overhead costs, as well as, the estimated cost to facilitate product returns.

Hawaii general excise tax

The State of Hawaii imposes a general excise tax of 4.0% on sales within the State, plus an additional 0.25% on such gross receipts within the City and County of Hawaii. It is the Company's policy to record these taxes in gross in revenues and costs of goods sold. Amounts billed and collected from customers and remitted to the State of Hawaii were $35,957 and $34,246 for the years ended December 31, 2019 and 2018, respectively.

Advertising

Advertising costs are expensed as incurred. Total advertising expense was $244,870 and $209,266 for the years ended December 31, 2019 and 2018, respectively. and is recorded as a component of selling, general, and administrative expense on the accompanying statements of operations.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carry-forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company files income tax returns in the United States and the State of Hawaii. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2019 and 2018. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the statements of operations.

Recently issued accounting pronouncements

New accounting pronouncements are issued by the Financial Accounting Standards Board and are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of other recently issued accounting pronouncements will not have a material impact on the balance sheets, statements of operations, statement of changes in members' deficit, and statements of cash flows, or do not apply to the Company's operations.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. This ASU requires management to recognize lease assets and lease liabilities for all leases. ASU No. 2016-02 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous U.S. GAAP. The guidance in ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on the Company's financial statements.

Reclassifications

The Company has made certain reclassifications to conform its prior periods' data to the current presentation. These reclassifications had no effect on the reported results of operations or cash flows.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2019 and 2018

NOTE 3 – INVENTORIES

Inventory consist of the following as of December 31:

	2019	2018
Raw materials	$ 95,803	$ 93,370
Production supplies	148,907	23,841
Merchandise	79,362	36,678
Total inventories	$ 324,072	$ 153,889

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consist of the following as of December 31:

	2019	2018
Brewery, restaurant, and tap room equipment	$ 1,567,573	$ 1,332,803
Buildings and improvements	808,146	592,773
Furniture and office equipment	62,861	43,840
Vehicles	42,970	24,370
	2,481,550	1,993,786
Less accumulated depreciation	(804,652)	(289,954)
	1,676,898	1,703,832
Construction in process	4,254	-
Total property and equipment, net	$ 1,681,152	$ 1,703,832

Depreciation expense was $515,344 for the year ended December 31, 2019, and was included as a component of costs of goods sold, $485,634, and selling, general, and administrative expenses of $29,710.

Depreciation expense was $289,954 for the year ended December 31, 2018, and was included as a component of costs of goods sold, $274,446, and selling, general, and administrative expenses of $15,508.

14

NOTE 5 – NOTES PAYABLE

Notes payable consist of the following as of December 31:

	2019	2018
Convertible notes - These notes originated at various dates in 2016 and 2019. These notes bear interest at 8% to 40% and mature in June 2020 at which time they convert into shares of series A Preferred Stock.	$ 4,148,053	$ 3,725,601
Term notes payable - These notes originated at various dates in 2018 and 2019. These notes bear interest at 7% to 24% and mature at various dates in 2020 through 2024. Certain assets of the Company have been pledged as collateral for these notes.	1,076,553	154,819
Working capital loans - These notes originated at various dates in 2018 and 2019. These notes bear interest at 16% and mature at various dates in 2020 through 2021.	38,342	47,367
	5,262,948	3,927,787
Less current portion	(4,692,359)	(1,589,910)
Total long-term notes payable	$ 570,589	$ 2,337,877

Interest expense

Interest expense on these notes were $380,546 and $254,701 for the years ended December 31, 2019 and 2018, respectively. The Company has elected to present accrued interest expense with its respective note payable as interest is primarily payable on the maturity date.

Maturities

Future maturities of long-term notes payable are as follows as of December 31:

2020	$ 4,692,359
2021	471,896
2022	51,376
2023	44,302
2024	3,015
	$ 5,262,948

NOTE 6 – STOCKHOLDERS' DEFICIT

Common stock

The Company is authorized to issue of 10,000,000 shares of Common Stock, no par value. Of this amount, 9,700,000 shares of common stock are designated as Class A Common Stock and 300,000 shares are designated as Class B Common Stock.

Class A Common Stockholders' are entitled to one vote per share. Class B Common Stockholders' are entitled to ten votes per share.

As of December 31, 2019, there were 4,731,790 and 300,000 shares of Class A and Class B Common Stock, respectively, issued and are outstanding. As of December 31, 2018, there were 4,777,030 and 0 shares of Class A and Class B Common Stock, respectively, issued and are outstanding.

Preferred stock

The Company is authorized to issue of 4,000,000 shares of Preferred Stock all of which have been designated Series A Preferred Stock, at no par value. Preferred stock automatically converts into Class A Common Stock immediately prior to closing of an initial public offering of not less than $20 million.

Series A Preferred Stockholders' are entitled to the same voting rights as Class A Common Stockholders and certain dividend and liquidation preferences.

As of December 31, 2019 and 2018, there were 62,500 and 0, respectively, shares of Preferred Stock issued and are outstanding.

NOTE 7 – INCOME TAXES

The components of the net provision for income taxes consist of the following as of December 31:

	2019			2018		
	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	-	-	-	-	-	-
			$ -			$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2019 and 2018

NOTE 7 – INCOME TAXES (continued)

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31:

	2019	2018
Deferred tax assets and liabilities		
Net operating loss carryforward	$ 882,508	$ 468,084
Deferred revenue	10,283	7,329
	892,791	475,590
Less valuation allowance	(892,791)	(1,622,111)
Net deferred tax asset (liability)	$ -	$ -

As of December 31, 2019, the Company had a United States Federal net operating loss carryforward of approximately $3,382,871 and Hawaii State net operating losses of $2,689,142. The net operating loss carryforward expires at various dates beginning in 2036 if not utilized.

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC No. 740, Income Taxes, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized. December 31, 2019, the Company has applied a valuation allowance against its deferred tax assets net of the expected income from the reversal of the deferred tax liabilities.

The Company is subject to taxation in the United States and Hawaii jurisdictions. The preparation of tax returns requires management to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. Management, in consultation with its tax advisors, files its tax returns based on interpretations that are believed to be reasonable under the circumstances. The income tax returns, however, are subject to routine reviews by the various taxing authorities. As part of these reviews, a taxing authority may disagree with respect to the tax positions taken by management ("uncertain tax positions") and therefore may require the Company to pay additional taxes.

Management evaluates the requirement for additional tax accruals, including interest and penalties, which the Company could incur as a result of the ultimate resolution of its uncertain tax positions. Management reviews and updates the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon occurrence of other events.

For the years ended December 31, 2019 and 2018, there were no liabilities for income taxes associated with unrecognized tax benefits. The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest income or expense in its statements of operations.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 8 – OPERATING LEASES

The Company occupies two commercial spaces under non-cancellable operating leases.

Main facility lease

In May 2016, the Company entered into a five-year non-cancellable operating lease agreement for its main operating facility. This lease contains escalation clauses and requires initial base rents of $3,000 per month up to $6,878 in the last year of the lease term.

Storeroom facilities

In January 2019, the Company entered into a five-year non-cancellable operating lease agreement for storeroom space for its brewery and craft brew pub. This lease contains escalation clauses and requires initial base rents of $0 up to $2,550 per month in the last year of the lease term.

Rent expense

Total rent expense was $185,059 for the year ended December 31, 2019, and is included as a component of costs of goods sold, $125,308, and selling, general, and administrative expenses $59,751.

Total rent expense was $119,509 for the year ended December 31, 2018, and is included as a component of costs of goods sold, $63,005, and selling, general, and administrative expenses $56,504.

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2020	$	110,934
2021		64,991
2022		30,600
2023		30,600
2024		28,050
Thereafter		-
	$	265,175

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2019 and 2018

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Regulations

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – RELATED PARTY TRANSACTIONS

Accounts receivable, related parties

The Company and Dragononi share certain officers. The Company had net receivables from Dragononi in the amount of $158,184 and $111,874 as of December 31, 2019 and 2018, respectively. The remaining amounts of $47,638 and $696 as of December 31, 2019 and 2018, respectively consist of receivables from employees and various other related parties.

The Company also has notes payable outstanding with a shareholder, who was subsequently elected to the Board of Directors. Notes payable and accrued interest expense outstanding to this shareholder was $285,765 as of December 31, 2019. There were no amounts outstanding as of December 31, 2018.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2019, financial statements for subsequent events through September 14, 2020, the date the financial statements were available to be issued and identified the following subsequent event for additional disclosure in the financial statements.

In December 2019, a novel strain of coronavirus was reported to have surfaced in China. The spread of this virus began to cause some business disruption. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. Therefore, while the Company expects this matter to negatively impact its operating results, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 11 – SUBSEQUENT EVENTS (continued)

As a result of this pandemic the CARES Act was signed into law, part of which provides for a Payroll Protection Plan ("PPP") and Economic Injury Disaster ("EIDL") Loans from the Small Business Association. In April 2020, the Company received $400,915 from the PPP program. Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. The unforgiven amount, if any, matures in April 2022 and accrues interest at 1% annual percentage rate with principal and interest payments starting in November 2020. In June 2020, the Company also received $149,900 from the EIDL program. Under the terms of the EIDL program, the loan will mature in May 2030 and accrues interest at 3.75% annual percentage rate with principal and interest payments starting in June 2021.

From January to June 2020, the Company issued 604,000 shares of Series A Preferred Stock for $1,208,000 as part of a private offering.

In June 2020, the Company identified the following transactions for additional disclosure:

- The Company entered into a five-year non-cancellable operating lease agreement for additional storeroom space for its brewery and craft brew pub. This lease contains escalation clauses and requires initial base rents of $2,535 per month in the last year of the lease term.

- Convertible notes payable of $4,285,345, discussed in Note 5, converted into 3,070,433 shares of Series A Preferred Shares.

- The Company began a Reg CF, crowdfunding, campaign on StartEngine Capital, LLC, a funding portal, to raise $1.07 million through the issuance of Class A Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

***

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Ola Brew
World class Hawaii made seltzers





⊙ **Website**   ⚲ Kailua Kona, HI   FOOD & BEVERAGE

Hawaiian Ola Brewing Corporation (dba Ola Brew) is a brewery with a focus on ethical and growth-oriented sourcing, working every day to help Hawaii farmers increase their demand by ensuring a guaranteed market for their crops. We've successfully grown a brand of over 25 beverages in Hawaii, including beers, hard ciders, and hard seltzers. The growth in consumer demand for hard seltzers has spoken for itself, crushing any projections published over the last two years. That is why our unique hard seltzers have become the flagship product initiating our expansion in the mainland US.

$536,024 raised ⓘ

580	**$19.6M**
Investors	Valuation
$2.25	**$225.00**
Price per Share	Min. Investment
Common	**Equity**
Shares Offered	Offering Type
$1.07M	**Reg CF**
Offering Max	Offering

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates[1]   Comments

 Follow

Reasons to Invest

- Veterans to crowdfunding! Join over 850 investors who have successfully invested in Ola Brew's previous Regulation Crowdfunding offerings!

- Hard Seltzers are the fastest growing beverage category! Invest in one of the first community-funded hard seltzer companies!

- A team of experienced beverage industry leaders and innovators that has already successfully brewed, marketed and sold beers, hard ciders, and hard

Bonus Rewards

Get rewarded for investing more into Ola Brew

$225+
Investment

StartEngine Owner's Bonus

already successfully brewed, marketed and sold beers, hard ciders, and hard seltzers in the Hawaii Market - additionally we've just broken into the Southern CA market.

'Āina Inspired and Crafted with Pride!

We're Hawaiian Ola Brewing Corporation (dba Ola Brew), a proud Hawaii brewery putting the community at the forefront of our company. We've already built a successful brewery in Hawaii with our delicious beers, hard ciders, and hard seltzers, seeing over $3.5M in net revenue in 2019. Now we are expanding our products to the mainland US, starting with our newest and hottest product - Ola Hard Seltzers.



$3.5M
2019
net revenue

$550K+
Monthly
revenue*

*These refer to monthly sales for December 2019. Sales in September 2019 were $329K. We launched our hard seltzer's in September 2019 and grew sales to $551K by December 2019.

Our mission is to encourage growth in Hawaii's agricultural economy by purchasing local ingredients and incorporating them into our beverages. By contracting Hawaii based farmers, we are also incentivizing a circular economy and creating more job opportunities within our community. Using ingredients grown in Hawaii has allowed us to optimize and innovate from fruits and botanicals that are truly anchored in true flavors of Hawaii.



This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.

$250+
Investment

A pint on the house!

Invest $250 and receive an exclusive Brew Pint glass.

$500+
Investment

Ola Brew Swag

Invest $500 and receive an exclusive glass and t-shirt.

$1,000+
Investment

10% off for life!

Invest $1,000 and receive 10% off discount for life at our taproom, hy flask, and all lower-tier perks.

$2,500+
Investment

3% Bonus Shares

Invest $2,500 and receive 3% bonus shares and all lower tier perks.

$5,000+
Investment

6% Bonus Shares

Invest $5,000 and receive 6% bonus shares and all lower tier perks.

$10,000+


Ola Brew purchasing fruit from farmers, and utilizing local contractors (plumbing, electrical, etc.)
INDIRECT IMPACT
Farmers payout pickers, local contractors payout their employees
INDUCED IMPACT
Employees, farmers, business owners spend their money in their local economy

$10,000+

Investment

10% Bonus Shares

Invest $10,000 and receive 10% bo shares and all lower tier perks.

Our first line of seltzers has already brought our monthly revenue to over $550K by December 2019, 67% growth in sales since its launch in September 2019. With this raise we plan to continue growing our reach in the seltzer market, pushing our products to new regions and to more people who have eagerly been awaiting their arrival to a store near them!

OUR APPROACH

Doing well while doing good

When we look at the market, we see brands without human connections, beverages without a distinct taste, and communities who do not reap the benefits of the businesses that rely on them.


Fruit per Month
We now source the following per month from our local farmers
400LBS
PER MONTH
Hawaiian Lemongrass
Ola
HARD SELTZER
LEMONGRASS

400LBS
PER MONTH
Hawaiian Limes

1200LBS
PER MONTH
Hawaiian Lemon

1000LBS
PER MONTH
Hawaiian Ginger



We understand the value of a reciprocal partnership between a business and their (our) surrounding community. The more we support our community the more we feel our business supported. All of our ingredients are locally sourced from various segments of the amazing Hawaii-based agricultural economy, that inspires us to produce unique beers, ciders, and hard seltzers.



We combine the abundance of delicious local ingredients with the innovative and creative minds of seasoned beverage entrepreneurs.

  

OUR MISSION

It starts with the freshest ingredients

Ola Brew's mission is to encourage growth in Hawaii's agricultural economy by purchasing responsibly-grown local ingredients and incorporating them into our craft beverages.

As we move forward, we want to increase the amount of money we spend on our farmers. We want to make an impact on our beautiful Hawaii community as well as your own fridges - bringing high-quality seltzers to people everywhere. With $326k worth of products purchased from farmers in 2019, we're already seeing the impact we work so hard to create.



Investing *in our* **Community**

Goal $300K

$326K

$120K

2018

2019

Goal 2025

100+ Farmers we support

$2M Direct revenue to farmers responsibly growing our ingredients

"This year we sold all of our fruit to Ola Brew, as much as we could harvest and deliver! More than 5000 lbs of lychee to one local buyer. That in itself is miraculous. Our relationship with Ola brew is a symbiotic one. We use their spent barley (their waste) to feed our cattle, creating a beautiful sustainable system that benefits so







> many.”
>
> **- Hawaii Farmer , Priscilla Basque**

THE MARKET

The Hard Seltzer market has been bubbling up

Ola
HARD SELTZER
LEMON LIME
LEMONGRASS

Sales of hard seltzer have been trending upward in recent months, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching $4.7B in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold!

During the same period, beer sales grew less than 1%.

This boom aligns well with recent health-conscious trends, as well as the market's desire for innovation in the alcohol industry. More and more consumers are looking for low sugar, low calorie, and beverages low in alcohol.



_2019_ Hard Seltzer Sales

220% Growth

_2020_ Hard Seltzer Sales

$4.7 Billion

Cases Sold- _U.S._

82.5 Million

OUR TRACTION

Veterans to crowdfunding! Join over 850 investors who have successfully invested in Ola Brew's previous Regulation Crowdfunding offerings!

Since opening our doors on December 15th, 2017 we have closed three separate crowdfunding campaigns, raised as convertible notes, with over 850 investors.

Just 7 months after opening our brewery, we had our flagship IPA in over 300 locations around Hawaii, including Whole Foods, Costco, Safeway, Walmart, Target, Foodlands, and Times. Today, we are sold in over 650 stores across Hawaii with 7 main products — As we are expanding our reach and hitting new regions, our plan is to have 12 total products sold across Hawaii and even in the mainland USA. We truly could not have done it without our community, our farmers, and investors like you!










As we expand to the US, we have secured a contract for an exclusive Whole Foods launch in California that launched on July 1st, 2020. We started with our latest product - Ola Hard Seltzers - which have fluctuated in the top 15 hard seltzers worldwide in the Untappd App.

Growth *in* Barrels



Growth *in* Revenue



This refers to growth in Net Revenue during these time periods.

THE BUSINESS MODEL

Revenue comes from our own distribution, our taproom, and wholesale partners

In 2019 our largest portion of revenue came from our sales to distributors of our packaged goods. This made up about 52% of our revenue. We began with big-box retailers in 2018 in order to access larger distributors and reach more people on the mainland USA.

Outside of retailers, 38% of our revenue comes directly from our taproom, and the remaining 10% of our revenue comes from our draft sales that our team delivers directly to bars and restaurants across Hawaii Island.

Direct Draft Sales
10%



Taproom Sales
38%

2019 Revenue

Distributor Sales
52%

Since the beginning of Ola Brew, we decided that making a positive impact was just as important as growing our brand. We know that quality products start with quality ingredients. That's why every step of the way, we've worked to incorporate local Hawaii farmers and produce them into our products.



HOW WE ARE DIFFERENT

Mission-driven. Environmentally & Community-focused.

By examining how we can help our community, and drive up demand for local farmers, our process is totally unique, and not only helps us bring jobs and growth to our home, but we believe it serves to provide a stronger foundation for our brand.

Additionally, we've worked hard to create a more holistic approach when choosing or flavor profiles, looking first at what grows best in our environment,

then perfecting those flavors to appease a more traditional pallet. Our seltzers stray away from the typical citrus, cherry, and berry flavors we all know of, because those ingredients don't grow here in Hawaii.

Our crowdfunded identity further ties us to the principles of accessibility and service to a positive impact on the world.

OUR LEADERSHIP

Beverage industry vets

CEO and Co-Founder Brett Jacobson has worked as a CEO in the beverage space for almost a decade and brings his business acumen and experience to continue to lead Ola Brew to higher and higher levels. Aside from business development opportunities, Brett has a fearless and dynamic approach to overcome the hurdles that Ola Brew has faced in the era of the pandemic. He is a problem solver and trusted by the Ola Brew team and shareholders to always make decisions in the best interest to grow their investment.

President and Co-Founder Naehalani Breeland has been in the beverage industry for 6 years; raised on the island of Molokai and educated in New York City, she has worked in many different environments to foster healthy growth in her communities. In addition to the front-facing areas of Ola Brew, Naeha has been an advocate to grow your investment as well as continuing to push our mission of being community-owned and extending our offering to new regions.


Brett Jacobson
·CEO and Co-founder·
Naehalani Breeland
·President and Co-founder·

WHY INVEST

We do things differently







We launched Ola Brew with the idea in mind that we can build a powerful brand alongside a powerful community. We have seen our community support us every step of the way, from our supply chain to investors, to avid customers — which has only inspired us to give back more and do our part for the community.

With an incredible product, team, and support system, we believe we have seen our incredible potential materialize as we grow the Ola Hard Seltzer Brand in the fastest-growing category of the alcohol industry.

With your help, we can continue building out this ethical business model, and bring it to more and more communities who need it.





Ola *is* Life
ENJOY IT

In the Press



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Meet Our Team







Brett Jacobson
Co-Founder, CEO, Director
Brett thrives as a beverage entrepreneur, leading by example not just in the beverage industry but through it as a steward of the planet. As an active CEO for beverage companies for over 8 years, Brett applies his strong business acumen to continue the growth and business development for Ola Brew to its highest potential.



Naehalani Breeland
Co-Founder, President, Director, Director of Marketing
Raised on the island of Moloka'i, and educated in New York, NY., Naehalani has worked in many different environments to foster healthy growth in her communities. As a veteran in the beverage industry, she creates and executes strategies to cultivate a meaningful and successful brand.





Derek Pittman
Director/Director of Operations
Derek is a loyal and dedicated member of the Ola Team. He began with Ola Brew at its inception as a Sales Manager and has been promoted Mr. Fix It Problem Solver aka Director of Operations.





Yvette Miller
Secretary/Accountant
Yvette Miller has been working as a senior-level accountant and financial controller for over 30 years. At Ola Brew, she has created and executed accounting systems, and overseen compliance.



Jeffrey Dela Cruz
Graphics Design
Jeffrey has designed every package and graphic for Ola Brew since its inception. A true artist, his wide range of skill and attention to detail has allowed Ola Brew to be fearless in our brand messaging.





Zachary Taffany
Executive Assistant
Zachary is an integral part of the Ola team and brings an incredible work ethic. He thrives building efficiencies by executing on high-level communications and needs throughout the team.





Constantin Heitcamp
Chief Science Advisor/Quality Assurance Manager
Constantin has been in the international beverage industries for 15 years, including 4 prestigious degrees (Geisenheim, UC Davis), teaching, and consulting. He is a key contributor to our product development, quality assurance, and the consistency of our



Buddy Ah Nee
Head Brewer
Buddy has grown into his position as head brewer at Ola Brew. Born and raised on the Island of Hawaii, it's safe to say he has put in more brewing hours than anyone on the team! Mahalo Buddy!



Matthew Panzarino
Sales Manager
Matt has 13 years of experience in alcohol distribution. His long term relationships with bars and restaurants statewide has been very helpful in our saturation of the Hawaii market, and the development of Ola's on-premise program.



Roberto Saldua
Sales Manager
Roberto Saldua has proven his excellence in the beverage industry with a well-tailored skillset and over 17 years of experience in the Hawaii market. He has increased Ola's retail footprint across the state with confidence and precision.

market releases.



Mark Wornson

Chef

Mark is a 20 year veteran of the industry, having worked in many different styles of restaurants, and with experience in plenty of different cuisines. He loves cooking with local and sustainable ingredients, as well as pairing food with beer and ciders, and incorporating it into his recipes themselves.





John Hays

Director

John Hays is an executive in the telecom industry focused on growth strategy and leading the Sales Strategy & Performance team. His background is in both consulting and industry across multiple industries including Retail, Grocery, Financial, Government, and CPG.





Chris Gayde

Director

Chris Gayde is a Managing Director at Ascendiant Capital Markets , LLC, an Investment Bank Headquartered in Irvine, CA We assist public and private corporations with sales of their businesses.



Offering Summary

Company :	Hawaiian Ola Brewing Corporation
Corporate Address :	74-5598 Luhia St, Kailua Kona, HI 96740
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,875.00
Minimum Investment Amount (per investor) :	$225.00

Terms

Offering Type :	Equity
Security Name :	Class A Common Stock
Minimum Number of Shares Offered :	4,444
Maximum Number of Shares Offered :	475,500
Price per Share :	$2.25
Pre-Money Valuation :	$19,551,876.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$250+ | A pint on the house!

Invest $250 and receive an exclusive Ola Brew Pint glass.

$500+ | Ola Brew Swag

Invest $500 and receive an exclusive pint glass and t-shirt.

$1,000+ | 10% off for life!

Invest $1,000 and receive 10% off discount for life at our taproom, hydro flask, and all lower-tier perks.

$2,500+ | 3% Bonus Shares

Invest $2,500 and receive 3% bonus shares and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks

$10,000+ | 8% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks.

The 10% Bonus for StartEngine Shareholders

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

16 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Ola Brew has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Ola Brew be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

Comments (22 total)





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Jenna Quaranta 1 INVESTMENT INVESTED 19 days ago
Since my first phone conversation with Naeha, I KNEW I wanted to work alongside of OLA Brewing. Myself and the DSG Team are always here for you Naeha! Cheers and thank you for the opportunity to invest!
Jenna Quaranta

Nancy Jacobson 1 INVESTMENT INVESTED 21 days ago
Had the priviledge of getting a private (midnight) tour of the brewery by Naeha while visiting Hawaii with my husband, son and daughter-in-law in January of this year. Was so impressed with the philosophy and genuine spirit of Aloha at Ola Brew, that we all decided to help support their Mission by joining in the investment offering. We enjoyed being able to purchase our favorite Ola Brew Lemongrass Seltzer at Whole Foods while visiting our kids' home in Honolulu, but we look forward to one day being able to find Ola Brew in our own local Whole Foods in Reston, Virginia!! Thanks again, Naeha, for a very memorable evening.
Nancy and Jake Jacobson

Paul Lindholm 24 days ago
Great product, and a business I believe in! Takes a much different angle than most of competitors.

What is the expected payout and return on investment for this? What is the payout date if financially successful?

> **Brett Jacobson** - Ola Brew 14 days ago
> Aloha Paul,
>
> Thank you for your enthusiasm and your interest in becoming a shareholder! Our long term plan is to do an IPO in 3-5 years. With regulations changing rapidly, we might have other options prior to that. Our long term goal is to have 10's of thousands of shareholders, not just one big company or individual owner.

Seyed Mojtabaei 11 INVESTMENTS INVESTED a month ago
Will you be advertising the ESG/Sustainable factors and characteristics of the product/business on packaging and advertising?

> **Brett Jacobson** - Ola Brew a month ago
> Aloha Seyed,
>
> we do incorporate these factors in our branding wherever possible. For example our company mission is printed on almost all of our products. If you look at our social media feeds you will see that we talk about these factors as well. We've always been a company that likes to do good and let others talk about it, if you look at the media coverage we have gotten from any of the links on this page, you will see how media agencies speak about our brand as well. To get a real good feel please listen to the podcast with good beer matters.

Sheng Hsu SE OWNER 5 INVESTMENTS a month ago
Thank you for your explanation regarding distribution and I understood your point in being customer centric. I still have some other questions if you may:

1- What's your current cash burn rate per month? And how many months runway you have? I am assuming COVID-19 took a great hit unfortunately since 38% sales are from taprooms, and this put pressure on overall performance as you mentioned 25% growth projected this year, is there any other reason (such as capital constrain) why not aim higher growth if brand is growing with more retail points since 2018, hard seltzer high growth etc.
2- What are projected sales goal next 3 years? Will you require more funding for that, meaning how diluted past and current new investors should expect?
3- You didn't answer the relationship between Hawaiian Ola and Ola Brew, Hawaiian Ola looks to be live operating, could you give more details as they look the same but on your Linkedin Profile looks like 2 separated entities. Wanted to clear out the difference on both, since looks like Hawaiian Ola ended in Dec 2016 but website still live.
4- Although you answered focus on customers, I see a lack of competence in Marketing/Branding Team, every online D2C brand had at some point a great CMO, is there any plan to bring a Growth Hacker or High Skilled Digital Marketing Officer? Same I would say for retail managers, I didn't see no one with competence in this area as well besides John Hays whick Linkedin link is not working and couldn't find him as well. What is his role as Director?
5- Same I would ask about Chris Gayde, linkedin link not working although I could find him. What is his role as director as well?

Let me know.
Thanks
-Daniel Hsu

> **Brett Jacobson** - Ola Brew a month ago
> Daniel,
>
> I did respond to your last question about the Hawaiian Ola entity but start engine removed my answer. Let me try and make it really short so that it does not get flagged again. Hawaiian Ola is now a holding company and a significant shareholder in Ola Brew. We shifted from non Alcoholic when we launched Ola Brew and have not relaunched any of the Non Alcoholic products.
> Cash burn rate is about -$20k a month right now with our tap room opening back up this week we should be back to the black in a few months. We are growing the brand a lot and 25% growth when we lost 6 months of taproom sales is great. I'm not sure if I can talk about projection but I'll say that we do plan on growing the business over 100% in 2021 and over 50% in 2022. We have the full capacity to do so with our current equipment. We are not a D2C company and online m,arekting of alcohol is very tricky as well as illegal to ship alcohol across many state lines.

Jiachao Yang SE OWNER 1 INVESTMENT a month ago
1. What happened to Hawaiian OLA, it looks like both you and Naehalani ran of that company at some point? Are you guys still involve with that company? Was it sold off?
2. When are you planning on raising another round of funding? With the amount of cash/receivable you have, and assuming you hit your fund riasing goal, you only have about 1M, while your operating expense is 2.8M. It doesn't look like you have enough money to continue to grow.
3. Why did G&A increased 1.1M?
How has COVID impact direct draft sales and taproom sales since that's a bit half of last years sales. Has distributor sales increased significantly as a result?

> **Brett Jacobson** - Ola Brew a month ago
> G and A increased proportionally with overall business growth. In 2019 we were slowly out growing our packaging equipment and labor got really expensive for the amount of product we were making. Since then we have installed a packaging line that is 4 times as fast but requires the same labor. Essentially the first few years of business are growth stages that aren't always extremely efficient. We have since learned from this and improved operations, COGS, and are maximizing our leased space. Our tap room has been closed since March 18th and shall reopen in the coming weeks. We spent the down time focusing on canned beverages. Pre covid we were selling about 11,000 cases per month of canned products. In August we just sold over 16,000 cases, so yes distribution sales have gone up a

lot. We will be launching 12 packs in about 3 weeks, and an entire new line of beverages in about 6 weeks. We anticipate packaged sales being over 21,000 cases per month in December. Even with our taproom closed for half the year we still are on track to grow the business by more than 25% in 2020.

Kyle Okimoto `1 INVESTMENT` `INVESTED` a month ago

Congratulations on the continued progress despite the recent challenges limiting consumption in bars and in your brewhouse! I hope all of us on the mainland and elsewhere can visit Hawai'i Island and Ola Brew again soon. I still think about the limited-run beers you serve on-premise. They are truly one of a kind!

> **Brett Jacobson** - **Ola Brew** a month ago
>
> Thank you for your kind words and support, Kyle. We look forward to welcoming people back soon!

Sheng Hsu `SE OWNER` `5 INVESTMENTS` a month ago

I am not very knowledgeable about beverage industry but had some contact with folks that work with it in the last 20 years and one thing everyone knows is how key is distribution. Reason why big companies have a higher leverage since they already have the distribution network well engrained and have the upper hand. It's a though market and I salute you for going after that. Having said that, would like to hear your thoughts on that as one thing is to distribute in Hawaii the other is Mainland.

> **Brett Jacobson** - **Ola Brew** a month ago
>
> Aloha Sheng,
>
> The way we have seen first hand is that you need a multi prong approach. Missing one of the key elements will create either a smaller market cap than anticipated or complete failure. Although Distribution is key, it's equally as important as having retailer demand, consumer demand, quality products, and one last thing you can't fake, an authentic brand. We've all seen brands with great distribution, for example Bud Light Seltzer, with market penetration, super bowl ads, and all their shelf space to re arrange how they please. But look at the numbers, Bud light seltzer had 14% of the Seltzer market in weeks 1-11 of 2020 and in weeks 12-20 they dropped to 8.2%. This is one example of how having great distribution but a mediocre products with low consumer demand doesn't work. You may get customers to buy it the first time but long term loyal customer base is what Ola is aiming for.
>
> We have multiple distribution partners on the west coast and we literally had three to choose from in Southern California before we committed to one. Having retailer buying into your brand prior to distribution is what we have unlike many brands. When we approach a distribution company saying that X national retailer wants the product on the shelf and we need you to distribute it, its a lot diffrent conversation then, please grow our business in your region. There is much strategy that goes into building out a national distribution network, but it's defiantly not something g we are worried about.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>VIDEO 1</u>

TEXT: Our mission is to encourage growth in Hawaii's agricultural economy by purchasing local ingredients and incorporating them into our brews.

TEXT: Growing Hawaii's Agricultural Economy. Since opening our brewery in December 2017, we have purchased over $500,000 in produce and botanicals straight from our Hawaii farmers.

TEXT: Planning for the Future. Ola Brew now has the capacity to produce and package over 40,000 barrels per year.

TEXT: Ola Brew in Stores. We have seven products in over 650 retail locations in Hawaii and California. By December 2020 we will have 12 packaged products!

TEXT: Join the Ohana. Invest in Ola Brew.

END

<u>VIDEO 2</u>

VO: Everybody, thank you so so so much for coming celebrating our two years. It's been an incredible two years. It's been so crazy and all of it has to do with you guys supporting us so that we could actually go back and support our community...right, so we have for a long long time starting back about nine years ago, have always had this mission to support the local agriculture right and you guys with these hard seltzers, with these ciders, with the beers. We're actually being able to buy more and more and more fruit and produce from local farmers. So thank you so much.

[Applause]

VO: This year we actually have purchased almost $400 000 from farmers. So our mission is actually working and it's because you guys are drinking our products. So thank you so much.

[Applause]

[Music]

VO: This is your year number two. Don't forget to come back Ola Brew. Every time you're hungry and every time you want to share in a little love.

VO: Brother Blake right here. One more time for Brother Blake.

[Applause]

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]







06/03/20202:Sess 10055

www.BusinessRegistrations.com

FILED 06/01/2020 11:09 AM
Business Registration Division
DEPT. OF COMMERCE AND
CONSUMER AFFAIRS
State of Hawaii

STATE OF HAWAII
DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS
Business Registration Division
335 Merchant Street
Mailing Address: P.O. Box 40, Honolulu, Hawaii 96810
Phone No. (808) 586-2727

FORM DC-5
7/2008

06/03/20202:Sess 10055

AMENDED AND RESTATED ARTICLES OF INCORPORATION

(Section 414-287, Hawaii Revised Statutes)

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

The undersigned, duly authorized officers of the corporation submitting these Amended and Restated Articles of Incorporation, certifies as follows:

256941D1

1. The name of the corporation is:

Hawaiian Ola Brewing Corporation

2. The Amended and Restated Articles of Incorporation adopted is attached.

3. The total number of shares outstanding is: 4,949,700

4. The Amended and Restated Articles of Incorporation was adopted (check one):

☒ at a meeting of the shareholders held on December 2nd 2019
(Month Day Year)

Class/Series	Total Number of Votes Entitled to be Cast	Number of Votes Cast For Amendment	Number of Votes Cast Against Amendment
Common	4,949,700	3,328,500	0

OR

☐ by written consent dated ______ (Month Day Year) which all of the shareholders signed.

5. If the amendment(s) provides for an exchange, reclassification, or cancellation of issued shares, provisions necessary to effect the exchange, reclassification, or cancellation, if any, have been made.

6. The attached Amended and Restated Articles of Incorporation supersedes the original Articles of Incorporation and all amendments thereto.

The undersigned certifies under the penalties of Section 414-20, Hawaii Revised Statutes, that the undersigned has read the above statements, I/we are authorized to make this change, and that the statements are true and correct.

Signed this 26th day of March 2020

Brett Jacobson, CEO
(Type/Print Name & Title)

(Signature of Officer)

SEE INSTRUCTIONS ON REVERSE SIDE. The articles must be signed by at least one officer of the corporation.

I HEREBY CERTIFY that this is a true and correct copy of the official record(s) of the Business Registration Division.

DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS STATE OF HAWAII

DIRECTOR OF COMMERCE AND CONSUMER AFFAIRS

June 4, 2020

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HAWAIIAN OLA BREWING CORPORATION

Pursuant to the Hawaii Business Corporation Act, Hawaii Revised Statutes, Chapter 414, the Articles of Incorporation of this corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of this corporation is Hawaiian Ola Brewing Corporation (the "Corporation").

ARTICLE II

(A)   **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock which the Corporation is authorized to issue is ten million (10,000,000) shares, nine million, seven hundred thousand (9,700,000) of which are designated "Class A Common Stock" and three hundred thousand (300,000) of which are designated "Class B Common Stock". The total number of shares of Preferred Stock which the Corporation is authorized to issue is four million (4,000,000) shares.

(B)   **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of four million (4,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Article II(B).

1.   **Dividend Provisions.** The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.02 per share (as adjusted for stock splits, stock dividends, reclassification and the like) on each outstanding share of Series A Preferred Stock, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative, and no right shall accrue to the holders of the Series A Preferred by reason of the fact that dividends on the Series A Preferred are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part. After payment of dividends to the holders of the Series A Preferred Stock as set forth above, dividends may be declared and distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose

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the shares of Series A Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Restated Articles immediately prior to such dividend.

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $2.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Section 2, any of the following transactions (each, a "Liquidation Transaction") shall be deemed a liquidation of the Corporation under Section 2(a): (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Transaction if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a financing transaction shall not be deemed a Liquidation Transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation

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is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange or The Nasdaq Stock Market ("Nasdaq"), the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series A Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of these Restated Articles, all notice periods or requirements in these Restated Articles may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the Series A Preferred Stock that are entitled to such notice rights.

(iv)   **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series A Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3.   **Redemption.** The Preferred Stock is not redeemable.

4.   **Conversion.** The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   **Right to Convert.** Subject to Section 4(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $2.00 by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $2.00. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b)   **Automatic Conversion.** Each share of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to the closing of a firm commitment underwritten initial public offering ("IPO") of shares of Common Stock of the Corporation for a total offering of not less than $20,000,000 and at a per share initial public offering price of at least two times (2X) the initial Conversion Price per share of Series A Preferred Stock (as adjusted) or (ii) should the Corporation become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and have its common stock listed or quoted on any United States exchange or the OTC market without having effected an IPO, the closing of the sale of shares of Common Stock of the Corporation in a public and/or private transaction, with aggregate gross proceeds of not less than $20,000,000 and at a per share offering price of at least two times (2X) the initial Conversion Price per share of the Series A Preferred Stock (as adjusted).

(c)   **Mechanics of Conversion.** Before any holder of Series A Preferred Stock shall be entitled to convert such Series A Preferred Stock into shares of Class A Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid and a certificate for the

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remaining number of shares of Series A Preferred Stock if less than all of the Series A Preferred Stock evidenced by the certificate were surrendered. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of such surrender of the shares of Preferred Stock to be converted or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Class A Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Other Distributions.** In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f) **No Fractional Shares and Certificate as to Adjustments.** No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(g)   **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles.

(i)   **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock (i) shall be deemed given if delivered personally, sent via internationally recognized overnight courier service, via facsimile or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation and (ii) may be waived by the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

5.   **Voting Rights.** Except as expressly provided by these Restated Articles or as provided by law, the holders of Series A Preferred Stock shall have the same voting rights as the holders of Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6.   **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.

(C) **Common Stock.** The rights, preferences, privileges, and restrictions granted to and imposed on the Common Stock are as set forth below in this Article II(C).

1. **General Rights.** Except as otherwise provided in these Restated Articles of Incorporation or required by applicable law, shares of Common Stock (whether Class A or Class B) shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section (C)2 below), share ratably and be identical in all respects as to all matters, including:

(a) **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(b) **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B).

(c) **Redemption.** The Common Stock is not redeemable.

2. **Voting Rights.**

(a) **Class A Common Stock.** Each holder of Class A Common Stock is entitled to (i) one (1) vote for each share of Class A Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(b) **Class B Common Stock.** Each holder of Class B Common Stock is entitled to (i) ten (10) votes for each share of Class B Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(c) **General.** Except as otherwise expressly provided herein or as required by law, the holders of the Class A Common Stock and the Class B Common Stock will vote together and not as separate series or classes.

ARTICLE III

The personal liability of the Board of Directors for monetary damages shall be eliminated to the fullest extent permissible under Hawaii law, including, without limitation, to the fullest extent permissible under Section 414-222 of the Hawaii revised Statutes, as amended from time to time. No repeal or amendment of this Article III directly or by adoption of an inconsistent provision of these

Restated Articles will be effective with respect to the liability of a director for acts or omissions occurring prior to such repeal or amendment.

ARTICLE IV

The mailing address of the corporation's principal office is 74-5598 LUHIA STREET KAILUA-KONA, HAWAII 96740.

ARTICLE V

The corporation shall have and continuously maintain in the State of Hawaii a registered agent who shall have a business address in this State. The agent may be an individual who resides in this State, a domestic entity or a foreign entity authorized to transact business in this State.

The name of the corporation's registered agent in the State of Hawaii is CORPORATION SERVICE COMPANY. The street address of the place of business of the person in the State of Hawaii to which service of process and other notice and documents being served on or sent to the entity represented by it may be delivered to is 1003 BISHOP STREET, SUITE 1600 PAUAHI TOWER, HONOLULU, HAWAII 96813.

ARTICLE VI

The name and address of the corporation's incorporator are: BRETT JACOBSON, 89-1368 MAMALAHOA HWY, CAPTAIN COOK, HAWAII 96704.